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SEC

19010568

Securities and Exchange Commission
Trading and Markets

MAY 30 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2018 (MM/DD/YY) AND ENDING March 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Philips Parkway

(No. and Street)

Montvale	NJ	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg — 201-447-9000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey H. Strasberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Securities Corporation, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President and Chief Executive Officer

Title

Notary Public

JEANNE THOMPSON
Notary Public
State Of New Jersey
My Commission Expires May 3, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Ridgewood Securities Corporation

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Ridgewood Securities Corporation (the "Company"), as of March 31, 2019, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in

the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules G, H, and I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules G, H, and I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2014.

New York, New York
May 23, 2019

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2019

ASSETS

ASSETS:	
Cash	$ 266,476
Prepaid and other assets	17,147
Due from affiliates	17,600
TOTAL ASSETS	$ 301,223

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 61,705
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	1,037,824
Accumulated deficit	(799,306)
Total stockholder's equity	239,518
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 301,223

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2019

REVENUES:	
Affiliate reimbursement of expenses	$ 277,000
Other income	38,953
Total revenues	315,953
EXPENSES:	
Compensation and benefits	239,805
Regulatory fees	10,434
Professional fees	94,374
Other expenses	37,214
Total expenses	381,827
LOSS BEFORE INCOME TAXES	(65,874)
INCOME TAX EXPENSE	2,056
NET LOSS	$ (67,930)

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (67,930)
Changes in operating assets and liabilities:	
Increase in prepaid and other assets	(6,683)
Increase in due from affiliates	(299)
Increase in accounts payable and accrued expenses	4,881
Net cash used in operating activities	(70,031)
CASH — Beginning of year	336,507
CASH — End of year	$ 266,476
SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes	$ 1,175

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2019

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE — Beginning of year	1,000	$ 1,000	$ 1,037,824	$ (731,376)	$ 307,448
Net loss	-	-	-	(67,930)	(67,930)
BALANCE — End of year	1,000	$ 1,000	$ 1,037,824	$ (799,306)	$ 239,518

See notes to financial statements.

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares and limited partnership interests, for which companies affiliated through common ownership act as managers and general partners.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

The Company has evaluated subsequent events and transactions through the date of the issuance of its financial statements, and concluded that there were no such events or transactions that require adjustment to, or disclosure in the notes to, the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The financial statements are presented using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

Revenue Recognition —Reimbursable selling expenses are paid by affiliates and are billed at cost with the associated revenue recorded as *Affiliate reimbursement of expenses* as incurred.

Other income is comprised of contingent commission payments and is recorded when received.

Income Taxes — The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements as the income and losses of the Company are passed through and included in the income tax return of the stockholder. However, the Company is subject to state income taxes. A tax benefit from an uncertain tax position is to be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Statement of Financial Condition Captions — The following are a summary of specific account captions. Refer to the related footnotes for additional information.

Cash —The Company maintains cash with one financial institution that may exceed federally insured limits.

Prepaid and Other Assets — Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc. and prepaid insurance.

Accounts Payable and Accrued Expenses — Accounts payable and accrued expenses consists primarily of accrued compensation, professional service fees, and administrative expenses.

3. RELATED-PARTY TRANSACTIONS

Affiliated companies provide certain office space and other services to the Company. Additionally, the Company provides services to affiliates. These services, and their reimbursement, are based on a facilities services agreement entered into by the Company and its affiliates, as modified from time to time. For the year ended March 31, 2019, the Company paid $31,750 in professional fees and $20,000 in rent expense to affiliated companies.

For services provided to affiliates, the Company earned $277,000 of income reflecting at-cost reimbursements for payroll and payroll-related expenses, selling expenses and overhead reimbursement. The Company was reimbursed $517,000 for shared-employee expenses allocated to affiliates of the Company, which is reflected as a reduction in *Compensation and benefits* on the Statement of Operations.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business.

4. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2019, employer contributions were $12,455, which is included in *Compensation and benefits* on the Statement of Operations.

5. INCOME TAXES

For the year ended March 31, 2019, the Statement of Operations includes state income tax expense of $2,056. The Company had no deferred taxes at March 31, 2019.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2016.

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 (the "Exchange Act"). The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2019, the Company had net capital of $247,464, which was $242,464 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.077 to 1 as of March 31, 2019. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(i).

* * * * * *

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2019

NET CAPITAL:	
Stockholder's equity	$ 239,518
Allowable credits- accrued discretionary bonuses	42,693
ADJUSTED NET CAPITAL BEFORE NONALLOWABLE ASSETS	282,211
NONALLOWABLE ASSETS:	
Prepaid and other assets	(34,747)
NET CAPITAL	$ 247,464
AGGREGATE INDEBTEDNESS	$ 19,012
MINIMUM NET CAPITAL REQUIREMENT: (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
EXCESS NET CAPITAL	$ 242,464
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.077

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 22, 2019. Therefore, no reconciliation is deemed necessary.

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE H AND I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2019

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of Rule 15c3-3.

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Ridgewood Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ridgewood Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
May 23, 2019

RIDGEWOOD SECURITIES CORPORATION

EXEMPTION REPORT

Ridgewood Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a–5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period April 1, 2018 through March 31, 2019 without exception.

RIDGEWOOD SECURITIES CORPORATION

I, Jeffrey H. Strasberg, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

May 23, 2019

Signature Date

Jeffrey H. Strasberg
President and Chief Executive Officer

Grant Thornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Ridgewood Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Ridgewood Securities Corporation (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended March 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2019 with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
May 23, 2019

SIPC-7

(36-REV 12 18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O Box 92185 Washington, D.C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12 18)

For the fiscal year ended 3/31/19

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

34781 FINRA MAR
RIDGEWOOD SECURITIES CORP
ATTN MIRNA VALDES
14 PHILIPS PKWY
MONTVALE NJ 07645-1811

Note. If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 474

B. Less payment made with SIPC-6 filed (exclude interest) (261)

10/30/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 213

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 213

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Ridgewood Securities Corp
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 22 day of May, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/18
and ending 3/31/19

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 315,953

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 315,953

2e. General Assessment @ .0015 $ 474

(to page 1, line 2.A.)